Wefunder Testing the Waters Communications

LinkedIn posts:

Tamara Vrooman LucasTamara Vrooman Lucas • You • YouCEO & Founder at My Panda | Creating a Village of Support from Within our Local Communities | Techstars Atlanta '22 | Advocate for Women and Their FamiliesCEO & Founder at My Panda | Creating a Village of Support from Within our Local Communities | Techstars Atlanta '22 | Advocate for Women and Their Families1mo • Edited • 1 month ago

⬜Capital and Customers⬜⬜

That's really what it boils down to, doesn't it?

If we have plenty of both, our company is way more likely to succeed. Well...assuming you are solving a problem that exists and that people are willing to pay for your solution.

But, even with that caveat - you will have the customers if your solution resonates with them and solves their problem, and if you have the capital to reach them.

So, my statement stands, it boils down to Capital and Customers.

These two things are what James Oliver, Jr. is focusing on at Kabila. Doing what he can to help founders get more of both. And, I, for one, am extremely grateful.

Being a part of the Kabila community has provided many opportunities for me to:
⬜tell my founder story
⬜share about my inspiration for starting My Panda
⬜⬜meet other founders and potential investors
⬜ amplify my fundraising efforts
⬜sell my service & product to potential customers
⬜give back to other founders

Yesterday, I had a great conversation with James that hit on all of these. It was a chock full 1/2 hour of pure goodness IMO!! 😁

We have had $4K more in investments for My Panda's Community Investment round in the past 20 hours. If we get $6K more within the next 72 hours, we will be on track to hit our first investment goal. Our community is stepping up and providing the capital we need to grow - I would be honored if YOU would take a look and consider investing in our growth.
https://lnkd.in/gvMpEGsv

Watch the replay of our conversation here, you may learn something new about me or My Panda that you didn't know! ☺
⬜https://lnkd.in/gCKgKjek

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Legal disclaimer for investment round:
https://lnkd.in/eZK6PcEP

Tamara Vrooman LucasTamara Vrooman Lucas • You • YouCEO & Founder at My Panda | Creating a Village of Support from Within our Local Communities | Techstars Atlanta '22 | Advocate for Women and Their FamiliesCEO & Founder at My Panda | Creating a Village of Support from Within our Local Communities | Techstars Atlanta '22 | Advocate for Women and Their Families1mo • 1 month ago

Community is one of the most basic building blocks of society and of what it means to be human.

It's the foundation of My Panda. It's the driving force behind Techstars' mantra of "Give First". It's what WEI Atlanta creates so beautifully with it's network of women entrepreneurs. It's what is being created with the diverse and talented group of advisors at Hatchet Ventures ⬜. It's what makes Evolution Ventures' MinervaVerse fund so special. And it's why we're inviting people to invest in our community-driven crowdfunding round on Wefunder.

The support I have gotten from all these communities has been immense and powerful. Just last year, My Panda received an investment from Evolution's Minervafund. I immediately felt the power of their community - not just in capital but in real, tangible support.

Their portfolio isn't just a collection of startups, it's a network of founders sharing resources, ideas, and encouragement. We are invited to regular founder meetups, ask for help when we need it, and give when we can. That reciprocity and that give and take of community is what makes us all stronger.

Recently, I was invited to share my journey in Evolution's Substack, where I talk about my fundraising experience and the impact of community on my path as a founder. It was an honor to share our story with their audience and readers. Check it out here: https://lnkd.in/e7yxazsp

This is the same philosophy behind My Panda. We're building a world where people have the support they need, when they need it. Where time isn't a luxury, but a shared resource. Where asking for help isn't a burden, but a norm.

Now, we're asking for help from those who believe in what we're building. Our community crowdfunding round is an opportunity to be a part of this movement, regardless of your accreditation status. Whether it's $100, $1,000, or $10,000, your investment fuels the expansion of our community-driven model, transforming financial support into real, tangible assistance for people who need it.

If you believe in the power of hashtag#community, in the hashtag#RippleEffect of giving and receiving, in making life easier for busy people who don't have enough time in the day—this is your chance to be part of it.

I hope you will join our community. Invest in our future today*: https://lnkd.in/e5sm46uU

*Legal disclosure: https://lnkd.in/eZK6PcEP

Tamara Vrooman LucasTamara Vrooman Lucas • You • YouCEO & Founder at My Panda | Creating a Village of Support from Within our Local Communities | Techstars Atlanta '22 | Advocate for Women and Their FamiliesCEO & Founder at My Panda | Creating a Village of Support from Within our Local Communities | Techstars Atlanta '22 | Advocate for Women and Their Families2w • 2 weeks ago

You may remember that last year, over 50 people from my community - customers, Pandas, and supporters- came together to invest in My Panda. With their help, we raised over $60,000! Talk about gratitude 🙏

Those funds helped us to:
 Expand My Panda for Business so more employees can get the support they need at work and at home: https://lnkd.in/eMTrzymP
  Launch Garden Panda with ServeScape to bring expert gardening help to more people's homes: https://lnkd.in/eQGTG4G7
  Improve our technology and app to make it easier than ever to get help and for Pandas to earn a fair wage

All of this happened because of the power of community-driven investment. In order to fund the work towards our milestones for this year, we have opened another Community Round on Wefunder.

We have already brought in over almost 60% of our first goal

With this round filling quickly I wanted to be sure to get this info out to my LinkedIn world so you can jump in and own a part of My Panda while the opportunity is still available!

We had Early Bird Terms set for those who jumped in first and they are about to run out so I wanted to get this info out ASAP.

This morning we had $3500 left at these terms - but as of this writing it is down to $400!! Lots of people making investments today!

Who will be the one who captures the end of these terms??

This is a one-time opportunity—once we hit our final goal, the round closes!

And to make things even more exciting, we have some amazing investor perks—including an exclusive celebration in Atlanta this summer for those who invest $500 or more!

I am beyond grateful for every single person who has invested in My Panda. You are helping us build a stronger, more connected community and ensuring that more people get the support they need.

If you've been considering investing, now is the time! Once this Community Round is closed, this opportunity won't be coming back.

Check out the campaign and invest HERE: https://lnkd.in/g5SNhZnR

Legal disclosure: https://lnkd.in/eZK6PcEP

Email:

I wanted to reach out personally because I know you've been a supporter of me, My Panda, and what we're building. First of all, thank you. Knowing I have your belief in what we're doing means the world and truly helps us keep going.

As you know, last year, we raised over **$60,000 from more than 50 investors** in our community - people who believe in My Panda and wanted to be part of its success. Because of that overwhelming support, we have moved forward to give our community **one last chance** to invest and own a piece of My Panda through another Community Round on Wefunder.

It's been an incredible year of growth for us. We've expanded into new communities, helped more families, and provided even more opportunities for people to find the support they need. And we have so much more planned for 2025:

- We're scaling **My Panda for Business** so more employees can get support at work and at home

- In collaboration with Servescape, we've launched Garden Panda - you can sign up for these services now

- We've been consistently improving our **technology and product** to make it even easier for customers to get the help they need and for Pandas to make a fair wage while doing work that makes an impact.

In these crazy, uncertain times, many people are looking for ways to put their money somewhere that actually makes a difference - where it doesn't

growing in ... raising money from ... nity, for
our community ... e My Panda in ... h other up and
providing suppor ... mes are tough.

I've been overwhe ... n the best way! by the sto ... eople who have
already invested.

"I wish I could in ... e because I would give ... I had if I could.
Maybe my little ... will mean something to ... ons, families,
and Panda's work ... e a community ... My Panda

- And, since you are in Atlanta, if you want the absolute best deal we've ever offered, investing $2,000 gets you **$3,000 worth of My Panda services**—a $1,000 bonus in value!

I would be honored if you joined us before this opportunity has passed. It only takes a few clicks on the [Wefunder site](#) - no need to commit a huge amount. All funds committed now will not be transferred until we close the round and submit the required RegCF documents.

And if this isn't the right time for you, I totally understand! And if it isn't, I'd love for you to share this opportunity with a couple of people in your network who might be interested. The power of community is what makes this possible, and every connection helps! Your network of people who want to support female founders and busy working people is just the kind of network that I would like to bring in as stakeholders in My Panda.

I'm so grateful to have you as part of this journey. If you have any questions or just want to chat about this opportunity, I'd love to chat with you! Feel free to grab a time on [my calendar](#).

[Community Round on Wefunder](#)

[Required Legal Disclaimer](#)

Kind regards,

Tamara V Lucas

Email:

I hope all is well in your world! I am reaching out to you today with a special invitation because you **already understand the power of My Panda.**

You've used our service, you know the impact of trusted support, and you've experienced firsthand how delegation can make life easier. Now, we want to invite you to be a part of what we're building in an even bigger way.

We have recently launched a **Community Investment Round**, which means *YOU* - one of our customers and supporters - can become an **investor in My Panda** for as little as $100.

Why are we doing this? Because we believe in **community ownership.** Instead of turning solely to institutional investors, we want to give the people who truly get it, our customers, the chance to own a piece of the company they've helped grow.

And it couldn't be a more exciting time to get involved. My Panda is evolving fast and momentum is growing. 2025 has started with a bang:

☐ **We're launching Garden Panda** to help customers with small garden installations so they can grow their own food and beautify their yards.
☐ **We're expanding into corporate training programs** with My Panda for Business to help businesses support their employees.
☐ **We've introduced a limited-time tax-season deal for accounting firms** to offer to their busy teams.
☐ **We're even starting a nonprofit organization** to support the Single Mom Founders community.

When you go to our **Wefunder campaign page**, be sure to check out the investment perk that is available to just **20 Atlanta area investors**: If you invest **$2K or more,** you'll not only receive future equity in My Panda but also a free year of membership and up to 60 hours of service **($3K value).**

That means you own part of the company, while also getting a great deal so you can continue to experience the magic of My Panda firsthand. This offer is **extremely limited**, and we'd love for you to be one of the few to take advantage of it.

We launch to the public on **February 18th**, so you have a few days to reserve your investment commitment in this pre-launch stage. Your funds will not be withdrawn until after we meet our first fundraising goal, this step is simply a reservation.

I have **so much gratitude** for your support this far and am looking forward to building this together!

At this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. *Legal Disclaimer*

Kind regards,

Tamara V Lucas

In order to complete your account set up, please enter a credit card in the app. As soon as that is completed, we will be able to apply your free membership to your account. Your membership will end after 30 days at which time you can decide to renew at any level of membership through the app, or just simply allow it to lapse. Premium Membership benefits include:

- 30% discount on our hourly rates

- Access to our exclusive Premium Member online community. Simply click this invitation link and you will be able to login to gain access to:

  - Recordings of **mini-workshops & courses** from our partners

  - Exclusive **discounts and other benefits** from local partners

  - Exclusive access to **new and innovative companies & products** that are solving problems that you face everyday

  - A **platform to communicate** directly with the My Panda team and other members of our community o   Notifications of My Panda **News & Updates**

Once you submit your first request, be sure to apply your gift card code on your certificate on the final screen to get your free hour of service. If you end up getting more that one hour of work completed, you will get the 30% premium discount on all additional time.

We look forward to helping you, please feel free to reach back out to me directly if you have any questions!

P.S. We have 2 initiatives going on to wrap up the year, and now that you are part of our community, wanted to get you in the loop. They are both only available until 12/23.

1. Holiday Introductory Offer to *My Panda for Business* *- Buy 2 Productivity Packages get 1 Free. A perfect end of year gift or bonus for your team (and YOU!) Great for any business that has a team of 2-20.* *https://bit.ly/4feVhUJ*

2. Community Investment Round - we are testing the waters to see if we have enough interest from our community to launch a campaign to raise $50K to fund the launch of *Garden Panda* *and grow* *My Panda for Biz*. *Invest from $100 to $10K+. Deciding on 12/23 if we will launch the full campaign in January, this round is simply a commitment to invest.*

Link to campaign and required disclosure:

http://wefunder.com/mypanda

https://help.wefunder.com/testing-the-waters-legal-disclosure

Kind regards,







Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.